Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Kansas City Southern

Commission File No. 001-04717

Date: May 20, 2021

The following is a transcript of Canadian Pacific Railway Limited’s presentation at the Bank of America Merrill Lynch Transportation, Airlines, and Industrials Conference on May 20, 2021.

20-May-2021

Canadian Pacific Railway Ltd. (CP)

Bank of America Merrill Lynch Transportation, Airlines, and Industrials Conference

Total Pages: 11
1-877-FACTSET www.callstreet.com	Copyright © 2001-2021 FactSet CallStreet, LLC

Canadian Pacific Railway Ltd. (CP)
Bank of America Merrill Lynch Transportation, Airlines, and Industrials Conference	20-May-2021

CORPORATE PARTICIPANTS

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

OTHER PARTICIPANTS

Fitz Middleton

Analyst, Bank of America Merrill Lynch

MANAGEMENT DISCUSSION SECTION

Fitz Middleton

Analyst, Bank of America Merrill Lynch

Welcome, everyone, to our next session. I am Fitz Middleton, Specialty Sales for Industrials here at BofA. I am very pleased to have the opportunity to welcome Canadian Pacific to the conference. We’re honored to be joined by CP’s CEO, Keith Creel.

This is Keith’s seventh time presenting at the conference, two from a previous railroad. And it’s the 15th time that CP has attended the conference in the past 20 years that Ken has hosted the event. So, on behalf of BofA, we truly appreciate your commitment to the conference. Thanks for being here again.

And as many in the crowd will know, BofA is restricted on CP currently from a research standpoint. So, Ken nor I will be able to – will be allowed to pose any of our own questions to CP. However, we will be taking questions directly from investors in the audience.

There are three ways to get your questions in. The first is the easiest. It’s on the Vericast webcast system on the top right-hand side of your screen. You should see a question box. If you send those in, they’ll go directly to me and I will ask them on your behalf. You can send me an IB if you’re on Bloomberg at Fitz Middleton. And you could also send me an e-mail, fitz.middleton@bofa.com.

Okay. So, with that out of the way, it’s a privilege and honor to welcome CP and turn it over to Keith.

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

All right. Thanks, Fitz. Let me tell you, timing is impeccable. Seems like, as of late, a lot of things that are happening at the perfect time. So, have an opportunity this morning to talk about what I’m sure is on many people’s minds, both the investment world’s interest, as well as the public’s interest and the rail network’s interest. It’s an ideal time.

2
1-877-FACTSET www.callstreet.com	Copyright © 2001-2021 FactSet CallStreet, LLC

Canadian Pacific Railway Ltd. (CP)
Bank of America Merrill Lynch Transportation, Airlines, and Industrials Conference	20-May-2021

And so, let me start with a bit of context. It’s been a very interesting month. In fact, perhaps I should say two months since we announced our historic announcement with KCS to combine – intentions to combine the two companies to create a transformational network on the heels of US and CA to connect three countries to serve as the backbone to enable the support needed to attract investment, to handle increased trade, growth, and competition in world markets.

This combination uniquely offered an opportunity and offers an opportunity to create a pro-service, pro-competition, pro-growth, pro-environment for the rail industry. Unique, and that’s a key word, value creation. No losers, no customers left behind, no overlap, more options for customers, more competition. Not only increase, enhance, [ph] more parity, (3:02) which allows more investment and more capacity for the US nation’s rail network system.

A railroad combination of two of the smallest [indiscernible] (3:12) to form still the smallest, but one of relevance, one at parity with a network that’s capable to compete to serve the best interest of all stakeholders. And I can tell you, not surprisingly, we had overwhelming support. All the stakeholders spoke up from shareholders, customers, employees, communities, over 700 letters of support. And I think an equal – the important fact, only one customer letter of opposition, which, again, is very unique when you talk about our combination. So, much to be proud of.

I think the facts, and I spoke to this when the alternative first presented itself a month ago, the facts are undeniable. So, as we go marching to that date in between when we announced and when the [ph] interval offer (4:00) came in, I said in a trip that I had to Kansas City, and I probably shared this, I was down with Pat. We did town halls, we met with potential new customers, we met with our employees, we met with community stakeholders. And I said, you know what, this is going along too good to be true. And I said kiddingly, I said I’ve got an umbrella in my back pocket and I’m waiting on the cloud to come and I’m waiting for the storm to occur. So, with that said, it was actually the week prior is I went to Calgary for our AGM and for our board meeting and I landed and I saw a call from Montreal coming in, JJ, I was not surprised, not surprised at all.

But what you revealed to me was shocking. The shocking part was what they were willing to pay, the 45% premium, 25 times earnings, CAD 325 a share setup. So, it’s two-thirds cash, one-third shares. I think it was shocking the leverage that they prepared to take on to do it, 4.5, 4.6 times. And then the other part is puzzling. How did they ever believe they could get this still approved by the STB for the KCS shareholder to actually realize this value? And I said this, I said this the day up, value not achievable is value not believable.

So, I thought about it. It is the CEO. I knew that – another couple of facts, my balance sheet against their balance sheet, my ability to pay is not the same. Our ability to get into a bidding war [ph] to outbid (5:35) is not even a remote consideration. So, I thought how do you respond when your primary competitors just decided rather they’d compete for the benefit of customers, stakeholders, the rail network. Everyone’s best interest, they’ve decided to weaponize their balance sheet, to lever up, to use debt to [ph] balance (5:54) the competition and snuff it out. I said it then and I’ll say it again today.

So, the ultimate detriment of not only competition, not only options for shippers, and most importantly, and arguably the most important, the many stakeholders, especially the US regulator, is the US rail network’s best long-term interest. So, I thought about all those undeniable facts and I said, the only way to deal with that is the same way we’ve handled this and that’s to respond with truth. The truth represent the facts. The facts are important, the facts matter, the facts about the anti-competitive nature, the magnitude of how many shippers would be adversely impacted by this proposed CN-KCS combination.

3
1-877-FACTSET www.callstreet.com	Copyright © 2001-2021 FactSet CallStreet, LLC

Canadian Pacific Railway Ltd. (CP)
Bank of America Merrill Lynch Transportation, Airlines, and Industrials Conference	20-May-2021

The many numbers of shippers that would lose lanes, competitive options. It was not de minimis, I think that was the word that I heard. De minimis impact to competition. It’s not limited to just 2-to-1s, which was all I heard about. It’s, quite frankly, have heard much about is their definition of competition. Well, what about those 3-to-2s? It’s more than just Baton Rouge to New Orleans. And I said that then and I’ll remind you now, I know that because I worked there. I understand the lay of the land, I understand the network, I understand the track. So, I understand the connections and the customers.

So we – again, thinking about facts and not – of course, I understand, I’m CEO of Canadian Pacific [ph] if you look at (7:23) this scale what I say, but perhaps I think it’s important that you understand what uniquely qualifies me to say it, and it’s knowledge and experience in this industry. I knew it was more de minimis than what was suggested. So, in line with attacking the truth and responding with truth, we engaged. It was a gentleman by the name of Dr. Majure that we filed in our STB filings and our comments that identified, not because I said it, but because the confidential waybill data he used from 2019 proves it.

There are over 31 lanes that go from 2-to-1 that are impacted by this proposed combination. There are over 31 lanes that go from three options to two. Just those two, focusing on those and disregarding the balance, which you can’t, it’s disingenuous to do that, but just focusing on those two, it’s over $700 million of revenue in those tiers, in those lanes, a 2019 business.

So, the facts about losers, the shippers, the states left behind, in North Dakota, South Dakota, Minnesota, Wisconsin, all the optionality and the extended reach that our deal would represent is everything their deal eliminates. So, to think about that, the lack of unrealized potential to create an unlocked new capacity for the US rail network, so that we can grow, we can compete on a worldwide basis.

Not just handle the business today, but handle the growth for tomorrow, that the rail networks need to support for commerce to move freely and compete in a world market, here in a world that we control between Canada, US and Mexico. Companies at this time, the timing has never been more important. They’re making decisions to invest, near-shoring is occurring, where do they put their supply chains, they bring it back to North America.

Yes. The opportunity is big, I’m not going to suggest, from an opportunity standpoint, it’s not attractive, it’s not appealing, but the need is even bigger. The need for new capacity to support the US rail network, to serve, compete, has never been more important in our three countries’ histories. The need to provide that capacity, the service to create the capacity, to take more trucks out the road, off the rail, to serve the environment, to serve society, to serve public interest, it’s never been greater.

So, as a CEO, I knew these facts. And I knew they were all positive and uniquely enabled by a CP-KCS combination, which is not even remotely close to the set of facts that truly represent the alternative, a set of facts that don’t enable those benefits for the stakeholders and don’t actually represent a path to approve because of the bad facts that it does represent.

So, here we are today. My view, CP’s view has been and continues to be the alternative is a deal that can’t be approved. And why do we say that? CP’s view is because it comes down to the trust. There’s been a lot said about this trust and a lot of attempts trying to minimize it. Quite frankly, I’ve been puzzled by it. And only with the STB’s clarifications, as they came out and spoke very clearly and carefully in their decisions, that have only reinforced our beliefs based on the statutes that we already understood and based on the history on what has been challenged in Britain and responded to before, the undeniable truth that these set of facts matter.

4
1-877-FACTSET www.callstreet.com	Copyright © 2001-2021 FactSet CallStreet, LLC

Canadian Pacific Railway Ltd. (CP)
Bank of America Merrill Lynch Transportation, Airlines, and Industrials Conference	20-May-2021

We’ve been very clear from the very beginning, the CN trust will be carefully reviewed. The new rules will apply. The STB stated, and I believe this to be true and I take them at their word, they’re very capable professionals that will represent our nations, the US nation’s rail network’s interest best, which serves the public interest. They’ve said a trust is not an entitlement. It’s a privilege. You’re not entitled to it, it’s a privilege. It’s a privilege that the facts have to support. Not only must we preserve but we must enhance competition. We must serve the public interest. So, for that to be so confusing is just a bit bizarre to me as the CEO. I understand maybe some of the why, I understand sometimes when you want to believe in something, you want a potential outcome but your mind shades the reality. But as a human being and as a railroader, these are undeniable facts. One set of facts in support of and one set of facts against.

So, now, I’m going to shift a little bit. And because of my history, there’s probably many investors here or analysts that don’t realize, you think about my history, where it goes back to, and it goes back to a day 30 years ago as a trainmaster, as an operating officer, a day 26 years ago working at Illinois Central Railroad in Memphis, Tennessee, a day 24 years ago working at Jackson, Mississippi on the Illinois Central, which is now the Canadian National, where it intersects and connects with the KCS, where it represents the route that would get you to and from Mexico based on length of haul, based on class of track, based on the infrastructure. That is the best route on the CN-KCS network to get to Mexico.

Make no doubt, the density is there today. The investment is there today. The Illinois Central Railroad is what the backbone of that is going down the east side of the Mississippi, paralleling all the way down to Jackson where you essentially can go left and go west towards Freeport and then go south into the Texas and the Mexican markets.

So, if you think about that, you think about what it looks like today. How does it serve the US public interest? And that’s a key word. The STB’s mandate, their primary concern is our US rail network. And listen, I’m an American CEO of a Canadian company that’s headquartered in Calgary. And as much as I’d like to suggest and think that my best interest matters, CP’s best interest matters, and it does, I’m not going to say that it doesn’t carry weight, it doesn’t trump the US best interest, nor does Canadian nationals being headquartered in Montreal. The STB exists to serve the US nation’s best interests. I think that’s an undeniable fact.

So, if you look at our routes, I’m going to sort of take you through as an operating officer the way I think about this and get it to its basic terms. As is today, the way the networks look, you’ve got a map in front of you that’s going to illustrate, that’s what it is today, that’s the CN, that’s the KCS and that’s the CP. Right down, as I said, the east are the Mississippi River, you’ve got the Illinois Central Class 4, 70-mile-an-hour railroad, used to be double track, the infrastructure is there to make it so again, connecting to the KCS at Jackson and then across to Shreveport.

The KCS from Jackson to Shreveport as it is today, then north up to Kansas City where they connect with us. Hand in glove, we’ve talked about this for over eight decades. We cooperate in the same yard. We own it together. It’s a joint agency. Our crews switch together. You’ve got a KCS job picking cars on one end and you’ve got a CP job on the other end pulling the trains out and set the trains for departure. They’re working hand in glove today.

And then north of Kansas City going up toward Savannah, up the west side, coming to the Mississippi to Davenport, Iowa. You [indiscernible] (15:42) to come to Chicago, we do three trains a day that way, coming into the west side of Chicago into our facility at Bensenville which is located next to O’Hare. Or you go north, you don’t touch Chicago and you connect to River Junction, take a left to the Minneapolis Saint Paul and, of course, everything to the left goes into Western Canada.

5
1-877-FACTSET www.callstreet.com	Copyright © 2001-2021 FactSet CallStreet, LLC

Canadian Pacific Railway Ltd. (CP)
Bank of America Merrill Lynch Transportation, Airlines, and Industrials Conference	20-May-2021

The color of the lines illustrate density. It illustrates the main core route as we speak to in common operating language. So, the darker the line, the heavier, the faster, the more efficient, the preferred route. And the same is true about CP, the same is true about CN when you see the dark blue.

So you think about the pros and the cons, and I spoke to it a little bit, let’s talk about the CN. The pros, Class 4 tracks, CTC, all the way down, used to be double track. In fact, if you think – as the crow flies and is the real east, Chicago to Shreveport for the CN is actually, and that would be the common point of the two alternative where they come back together, about 75 miles shorter than what we’re proposing.

But the cons, part of what’s accomplished by the strengths is offset by all roads in the Canadian National to Chicago. And any view built around this industry understand Chicago is the most challenging and the most critical rail network asset that this industry has. 25% of every car that moves in North America goes through Chicago. We have an undeniable history of operational challenges, an undeniable track record of millions upon millions upon millions of investment to try to create capacity so we can move the nation’s commerce reliable, so that we can compete on world scale.

So, to suggest that now it would be a pro to bring all that additional traffic into Chicago, even if you act de minimis and suggest that because you have a route around it, 30 miles outside of it, the towns, as so many have pointed out, are still part of Chicago land. If you live there, not prescribed that you did, as I do, I’m sitting in my home office right now in Chicago. You’d understand that Aurora, you’d understand that Bartlett, you’d understand that Matteson, you’d understand that Barrington, they have an interest too.

And when you’re taking additional trains on this infrastructure, and you’re going around The J so proudly so and crossing over at least 80 miles, don’t count them if you want to fact check them, road crossings you grade with trains that are going – people trying to get to and from work and to and from home, I suggest they get skin in this game, I suggest that it matters.

And when those same routes take you railroad crossings at-grade, multiple times over every railroad that’s coming into the inner workings of Chicago. If you get operational and you think about the last 30 miles, I can’t tell you how many times I’m operating like the last 30 miles has cost me two crews or an inability to take a crew that I would have switched a customer with in a terminal to service their needs to go drag out a train that was delayed trying to get into Chicago.

So, to suggest that you can go around and cross at-grade, it’s good for your network, I’ll buy that; but good for Chicago, you’re not getting that by my operating mind, nor would you get it by anybody else that knows anything about the importance of Chicago to our network. So, that’s a huge, huge con.

So, let’s transition to CP, let’s talk about the pros. The pros that exist, you have two networks that are connected at Kansas City that have untold and unlocked potential for capacity. You get a route that exists today, Chicago to Kansas City to Shreveport that, within 75 miles, matches the alternative. This route allows bypassing Chicago.

The route to get to Western Canada does not leave the Chicago. The impact coming into Chicago for what traffic does, those three trains a day, crosses one railroad to get to our terminal. And it happens to be The J, the west of our yard in Chicago.

The cons, we don’t have scale, we don’t have the reach, we don’t have the ability to invest as one company that allows the rail size and ballast to go into the combined network from Shreveport-Kansas City up to Chicago that our nation’s best interest needs and ability to allot that latent capacity. With parity, the ability to invest is undeniable. The ability to compete is undeniable. They create the density to unlock the capacity, the potential to serve not only our customers today, but the three nations that this network would connect that we’re talking about in this discussion. And most importantly, the US rail network’s best interest, near-term and long-term.

6
1-877-FACTSET www.callstreet.com	Copyright © 2001-2021 FactSet CallStreet, LLC

Canadian Pacific Railway Ltd. (CP)
Bank of America Merrill Lynch Transportation, Airlines, and Industrials Conference	20-May-2021

So, now, let’s talk more about the public interest questions. We’re talking about the trust. And again, a picture is worth a thousand words. You’ve got two networks that the map at the top represents. This proposed CPKC network, the network map at the bottom is the CN. And I put in parentheses KCS because I’m not quite sure what commitment CN has made relative to social concerns.

But let’s talk a bit about the CPKC network. No doubt, as I’ve said, the density, the scale, the parity, still being the smallest, but at least being at a more equal-level footing, unlocks investment, which unlocks capacity, [ph] which help (22:01) people’s growth. They’re all required ingredients to serve not only our customers, our employees, and our shareholders’ best interests, but again, most importantly, the US rail networks’ best interests. Looking at that map, the power of two strong networks going through middle America. The IC network that exists today, east of the Mississippi, this proposed network that’s uniquely enabled CPKCS West. That, to me, is a true definition of serving public interests.

The alternative the CN-KCS brings, we’re done at routes. History has not been kind, if you want to look in the history of the railway, with mergers and transactions when there’s redundancy. The investment gets pulled to the most efficient route. Traffic density is pulled to the most efficient route, the established route, to optimize their network. And perhaps that serves Canadian National’s interest best.

Perhaps that does lead to jobs in Montreal is what’s suggested by one of their investors yesterday. I’m not going to deny that. But I do think it undeniably denies whose best interest is at stake here. Does it serve public best interest and, most specifically, does it serve the US rail network’s best interests, through divestitures potentially, through concessions, through the winners and losers? Do they create enough winners to offset all the losers, the job growth? More pressure on Chicago to bear for the industry for us all to have to digest. And I think, at the end of the day, the facts speak best, the facts truly lead to one undeniable conclusion. The CN-KCS combination does not leave the US rail network better. Destabilizing, high-risk proposal, the facts undeniably show it’s not in any, I think, stakeholders’ overall long-term best interest.

So, for all those reasons, [ph] yes, I am (24:12) as excited as I remain about the potential of our unique CP-KCS combination. In response to KCS notifying us last week that CN’s enhanced offer was superior in value, we were forced to respectfully advice that we cannot engage in a destructive bidding war. It’s not going to serve our best interest. And when I say our, I’m talking about my definition, CP-KCS and the public, as defined by the US rail network’s best interests.

It’s not necessary to engage in a bidding war to match CN’s value, which is not achievable, there is no path to deal certainty. In fact, it’s a path wrought with deal uncertainty. I believe, and I’ve learned over the years, I know to be true, the STB is the regulator. The STB holds a complete independence in discretion to make the decision what’s in public’s best interest, not CN and not CP.

So, I would suggest that the facts matter. I know how diligent, I know how committed and I know how focused they are to the right outcome. I know how careful they have been in their words, in their decisions, not only because I’ve read so, because they’ve said so. I also can listen and hear and understand when the DOJ weighs in for these very same specific concerns that it matters. So, the facts haven’t changed the clarity of their path, I think, over the past week to a trust and we shared that with the KCS board of directors. It’s become highly uncertain.

7
1-877-FACTSET www.callstreet.com	Copyright © 2001-2021 FactSet CallStreet, LLC

Canadian Pacific Railway Ltd. (CP)
Bank of America Merrill Lynch Transportation, Airlines, and Industrials Conference	20-May-2021

There is a clear path, though, on the contrary and we’ve asked. And we hope that after weighing all the facts, they’ll come to the same conclusions. There’s a clear path, fiduciary path to decline CN’s alleged superior proposal. The facts have changed dramatically. It became much more clear over the past week. There’s a fair deal that offers a significant premium for the KCS shareholders and allows all stakeholders to be served, all public interests to be served and a considerable upside value long-term for the shareholders, as we all serve US railroad network’s best interests.

So, in closing, our deal is the only achievable deal. As said, the DOJ, STB, CN shareholders have even weighed in and said this. The facts are undeniable. The narrative is undeniable. At CP, we’re disciplined stewards of our shareholders’ capital. That decision, I think, demonstrates that we say what we mean and we do what we say. We’re not going to financially impair ourselves to create a company that isn’t able to invest in the network that needs to be invested in to realize its potential.

We’re not going to weaponize our balance sheet and place a CAD 2 billion bet that our shareholders are going to have to wear and carry in face of overwhelming bets. And then, in fact, not just make the bet but double down. And we understand the why now. Never made sense before, their words not mine, KCS was a dog with fleas. Never made sense to make a bid until CP shows up and recognizes the value and unlocks the value. And then the response, instead of competing, offer a 45% premium, weaponize your balance sheet. If you can’t win with facts, then try to buy the facts.

The other undeniable, our deal is not to stabilize the industry. It does not pave the way for more consolidation. Think about a world if the CN trusts were approved that CN believes that they’re entitled to. That’s my emphasis at it. Even with all the significant overlap, the losses of head-to-head competition it would result, over 300 existing CN-KCS shippers alone, what a destructive precedent that would be to set.

And I imagine that the STB paying attention to the facts, as I know they will. That’s a burden that’s to place on the STB to unscramble that mess, I tell you, it’s just untenable and unmethodical. This proposal is a direct threat to the North American rail network and, most specifically, the US rail network that will not be lost on the STB. We hope the KCS board is going to see the same path, stick with us, but I’ll say if not, I’ll go to one final fact. This doesn’t change.

In the unlikely that should see and get the trust, just as was the case before this discussion started with KCS, CP is a strong franchise with or without the KCS transaction. Our story of lowest costs, safest, best service, best volume growth in the industry in three years, which to me truly defines what best is, not because I say it, because the results show it, was done without the benefit of M&A. We’ve got the best team, the best culture, we’ve got the best track record. We continue and will continue to drive tremendous value for our shareholders. We’ll be competing in that world against a CN that struggles to operate standalone on their own. They’re going to be massively levered with debt. Their balance sheet is going to be weighed down. They’re going to be facing a very long and uncertain regulatory review process not only through the review but also their integration.

And perhaps we’d be the smallest, that’s an undeniable fact if that were to happen, but I would suggest, because of all those reasons I’ve talked about, one of the most desirable. Best team, best performance. If you’re looking for a partner, what would you want to partner with? And we will explore our strategic opportunities. Make no doubt, this company has and will continue to deliver value for our shippers, for our shareholders, for our employees, and for the commerce that we enable proudly, day-in and day-out. And we take that responsibility seriously, to serve the public’s best interest.

8
1-877-FACTSET www.callstreet.com	Copyright © 2001-2021 FactSet CallStreet, LLC

Canadian Pacific Railway Ltd. (CP)
Bank of America Merrill Lynch Transportation, Airlines, and Industrials Conference	20-May-2021

So, that’s it. I think I’ve spoken as best as I could, both as a CEO and as a railroader, as an operator, with a very unique set of experiences that happen to have been developed running both of these companies. So, let me stop at that point. Whatever time left we have, I’m happy to take questions, Fitz, and elaborate or better explain anything that I’ve said.

QUESTION AND ANSWER SECTION

Fitz Middleton Analyst, Bank of America Merrill Lynch	Q

Great. Thanks, Keith. So we might be able to sneak in a couple. So we have a long list and we’re trying to put them in two big buckets and get your response to as many as we can in about maybe a minute, a minute-and-a-half.

So, the first bucket sort of talks about, recognizing that you expect to be chosen as the buyer of KCS, but in the recent past you’ve highlighted a strategic imperative to pursue eastern rail combinations should you not be selected. Can you kind of further that thought, explain a little bit more around that commentary? And would that imperative come with a desire to act quickly, so that any review of alternative strategic paths would be sort of in or near parallel to a CN-KCS deal review?

And then, the other bucket that kind of some of these questions are in are, would you consider an investment partner if you chose or felt the need to raise the offer? And how do you balance your sort of commitment to shareholders around creating value through a deal, but also making sure you don’t overpay? So, I know that’s a lot, but I want to get them out there and we’ll take a couple of minutes on your response and then wrap it up, given time. Thanks, again.

Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.	A

Well, let me – I’ll do my best and let me start with the last. I think our commitment is demonstrated in the response we just provided to our shareholders. This is a very compelling opportunity for so many people, but it’s not at all costs. We’re not going to impair this company and expose our shareholders to that kind of risk. That would be irresponsible and it’s just not a behavior that we’re going to engage in.

So our trust is benign and we take it seriously. Our performance – I didn’t talk about share price performance. If you look at what our track record shows over the last 10 years versus the alternative, I think it speaks for itself. So, I don’t – there’s not a lot more I can say there except we take our responsibility seriously to serve all stakeholders and our shareholders, certainly, to serve its best interests.

From an investment standpoint, we’ve had opportunities. We’ve had high-level discussions. I’m never going to say never, but I can tell you there’s no appetite to, number one, partner with – in this case, perhaps to pay a price that’s not needed to be paid to overpay. So, there’s no need for a partnership. We have the balance sheet to pay the right price to unlock this potential of this value and anything else that’s enabled would be a bidding war, and I’ll finish that comment where I started, we’re not going to get into the bidding war.

Talking about additional consolidation, I can tell you what, we’re not in pursuit of consolidation. But it’s hard for me to say if we become the smallest railroad with the track record that we have that we won’t be an attractive target. But if I can take my railroad hat and look east, and we have looked east in the past, the dynamics changed. The CEO has changed. The CSX and the NS, they’re doing a great job creating efficiencies and service offerings and capacity with their networks as they implement the PSR.

9
1-877-FACTSET www.callstreet.com	Copyright © 2001-2021 FactSet CallStreet, LLC

Canadian Pacific Railway Ltd. (CP)
Bank of America Merrill Lynch Transportation, Airlines, and Industrials Conference	20-May-2021

So, it’s not an operating play. It would have to be a revenue, pro-service, pro-competition plan. But I would say, well, that’s not – it’s obvious as it is for the CP-KCS, if it would make sense for CN and KCS with the complexities it represents, then I would suggest, as I said earlier, the path to realizing that potential, if it could be made with anyone, it could be made with us and the partner that might choose us.

And finally, again, we chose this very unique and specific partnership with the KCS because we believed in what it represents. We believe that it was achievable. We believe that it was doable and it served public best interests. I don’t care if it’s the old standard of the rules or the new standard of the rules. The facts are the same for the CP-KCS transaction and to suggest that they’re not is why we prefer to have the old rules as disingenuous.

The reason we ask for the old rules, number one, the exemption was made for exactly this scenario. And hand-in-hand, no overlap, smallest and smallest doesn’t destabilize the industries, pro-service, pro-competition, good for the customers, good for the economy, which one of those stakeholders should I say, just because CN wants to play that angle, that I should hold back from realizing the benefits of this combination.

Who’s interest is being served in that discussion? It’s in their best interest if we go through a very robust review process by the STB, through the overall rules, it still allows for that, to prove out our facts and to get this pro forma company put together sooner, not later, so that those stakeholders that I speak to can actually start to enjoy the benefits of that competition that service in that capacity. That’s in their best interests. It happens to be aligned with CP’s and KCS’s best interest and our shareholders’ best interests, and the US rail network’s best interests.

So, thank you very much. I hope I covered that...

Fitz Middleton

Analyst, Bank of America Merrill Lynch

Yes.

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

...and again, appreciate everybody’s time this morning and the opportunity to share our story and why we feel so strongly about it.

Fitz Middleton

Analyst, Bank of America Merrill Lynch

Yeah. Keith, great. Thank you and CP for being here. We appreciate your attendance and support of the event.

So, on behalf of BofA, we thank you very much. Have a good day, everyone.

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

All the best.

10
1-877-FACTSET www.callstreet.com	Copyright © 2001-2021 FactSet CallStreet, LLC

Canadian Pacific Railway Ltd. (CP)
Bank of America Merrill Lynch Transportation, Airlines, and Industrials Conference	20-May-2021

Disclaimer

The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.

THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED “AS IS,” AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF.

The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2021 CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

11
1-877-FACTSET www.callstreet.com	Copyright © 2001-2021 FactSet CallStreet, LLC

FORWARD-LOOKING STATEMENTS AND INFORMATION

This communication includes certain forward looking statements and forward looking information (collectively, FLI), which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; potential changes in the CP share price which may negatively impact the value of consideration offered to KCS shareholders; the ability of management of CP, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and Mexico; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de Mexico, S.A. de C.V.’s Concession; public opinion;

various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; and the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP and KCS with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this communication is expressly qualified in its entirety by these cautionary statements.

ABOUT CANADIAN PACIFIC

Canadian Pacific is a transcontinental railway in Canada and the United States with direct links to major ports on the west and east coasts. CP provides North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of CP. CP-IR

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

CP will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of KCS that also constitutes a prospectus of CP, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of KCS. CP will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to CP shareholders. INVESTORS AND SHAREHOLDERS OF KCS AND CP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by CP and KCS with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by CP online at investor.cpr.ca and www.sedar.com, upon written request delivered to CP at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling CP at 1-403-319-7000, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KCS online at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

You may also read and copy any reports, statements and other information filed by KCS and CP with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the transaction. However, under SEC rules, CP, KCS, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about CP’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available.